

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2013

Via E-mail
Robert A. Waegelein
President and Chief Financial Officer
Universal American Corp.
44 South Broadway
Suite 1200
White Plains, NY 10601

    Re: Universal American Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2012
           Filed March 6, 2013
           File No. 001-35149

Dear Mr. Waegelein:

      We have reviewed your August 15, 2013 response to our July 24, 2013 letter and have the following comments.

      Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Healthcare Reform, page 63

1. We acknowledge your response to prior comment 1. Please revise your proposed disclosure to quantify the impact of the provisions you identify on your historical financial statements, as previously requested. Otherwise, demonstrate to us how this impact is not material or meaningful to investors.

Liquidity and Capital Resources
Sources and Uses of Liquidity to the Parent Company, Universal American Corp., page 75

2. The summary disclosure you provide in your filing supplemented by that you intend to provide as indicated in your response to prior comment 4 does not quantify the parent company's short-term and long-term obligations over the next few years or the sources of liquidity to meet these obligations and plans. Your disclosure also provides no insight into the fact that you are actively looking at ways to get more capital up to the holding company as stated in your first quarter earnings conference call. Please provide us

proposed revised disclosure to be provided in future periodic reports that expands your disclosure to discuss your plans to increase liquidity at the holding company level and quantifies in one convenient place for investors the sources and uses of its liquidity over the next few years.

Critical Accounting Policies
Goodwill and other intangible assets, page 83

3. It is unclear from your response to prior comment 5 whether the entire remaining goodwill in your Corporate & Other segment relates to your APS Healthcare reporting unit. Given your recent impairment of goodwill for this unit, the inherent narrow margin with which step one in the impairment test may be met in the immediate future and your proposed disclosure indicating the continuing uncertainties with the key assumptions in your impairment analysis, please revise your proposed disclosure to clearly indicate the amount of remaining Corporate & Other segment goodwill associated with your APS Healthcare reporting unit.

Notes to Consolidated Financial Statements

Note 2: Basis of Presentation, page F-11

4. We acknowledge your response to prior comment 6. Please provide us proposed revised disclosure to be included in future periodic reports that clarifies that you own a majority interest in your ACOs but that you do not consolidate them because you share the power to direct the activities of the ACOs that most significantly impact their performance and how you share that power.

Note 18: Accumulated Other Comprehensive Income (Loss), page F-55

5. We acknowledge your response to prior comment 9. The example provided in the penultimate paragraph of ASC 320-10-S99-2 relates to insurance policies that, by contract, credit or charge the policyholder for either a portion or all of the realized gains or losses of specific securities classified as available-for-sale. Based on your response, it does not appear that you credit or charge the applicable policyholders for the investment returns of specific assets. Please tell us the types of policies that you discount your claims reserves based on your view of estimated investment returns backing those policies. In addition, please reference for us the authoritative literature you rely upon to support your claim reserve recognition for these policies and tell us why you do not appear to reflect shadow accounting against amortization of deferred policy acquisition costs associated with these policies.

Note 21: Statutory Financial Data, page F-60

6. We acknowledge the existing disclosure you refer to in response to the first bullet point of prior comment 10. However, the fact that you believe that the statutory capital and

surplus at each of your insurance subsidiaries are at levels sufficient to support currently anticipated operations does not provide a sense of the magnitude of any excess over regulatory minimums. Please provide us proposed disclosure to be included in future periodic reports that provides a clear statement, similar to that otherwise indicated in your response, that your statutory capital and surplus levels significantly exceed regulatory minimums.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant